ArcLight Clean Transition Corp.

200 Clarendon Street, 55th Floor

Boston, MA 02116

VIA EDGAR

April 7, 2021

Attention:	Effie Simpson

Jean Yu

Erin Purnell

Asia Timmons-Pierce

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE
Washington, D.C. 20549

Re:	ArcLight Clean Transition Corp. Registration Statement on Form S-4 Filed February 3, 2021 File No. 333-252674

Ladies and Gentlemen:

Set forth below are the responses of ArcLight Clean Transition Corp. (“we” or the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) be letter dated March 3, 2021, with respect to the Company’s Registration Statement on Form S-4, File No. 333-252674 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Registration Statement on Form S-4 (the “Amendment No. 1”) in response to the Staff’s comments. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in Amendment No. 1, unless otherwise specified.

Registration Statement on Form S-4 filed on February 3, 2021

General

1.	Please disclose the anticipated use of the funds from the trust and PIPE.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 17 through 19, 189 and 231 of Amendment No. 1.

Cover Page

2.	We note that your cover page is three pages long. Please revise to limit your cover page in accordance with Item 501(b) of Regulation S-K.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of Amendment No. 1 to comply with Item 501(b) of Regulation S-K.

Questions and Answers for Shareholders of ArcLight, page x

3.	Please include a section that discusses the interests that the current officers and directors have in the business combination. Your disclosure should quantify the return that they will receive on their initial investments by listing the value of the securities as of the most recent practicable date. Include the PIPE investors in your discussion. Please make similar changes to your disclosure on page 15 and throughout the proxy statement/prospectus. For example, replace the statement that the “securities will have a significantly higher value at the time of the Business Combination” with the actual value.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages xxvi through xxvii, 15 through 16, 69 through 70 and 116 through 117 of Amendment No. 1.

Summary of the Proxy Statement/Prospectus

Company Overview, page 1

4.	Please address Proterra’s history of net losses in the Summary, and indicate whether Proterra intends to use any of the proceeds from the transaction to address its accumulated deficit of $575.6 million.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 2 of Amendment No. 1.

Our limited history of selling battery systems..., page 26

5.	We note your disclosure in the third paragraph that Proterra’s battery systems, electrification and charging solutions, fleet and energy management software and electric transit buses have in the past contained product defects. Please separate this disclosure into its own risk factor with separate heading that sufficiently describes the risk to investors. Please discuss any specific product defects that have materially impacted your business. As an example, we note news reports that Proterra’s electric buses were taken out of service in Philadelphia in 2020.

RESPONSE:

To address the Staff’s comment, the Company has separated the disclosure regarding past defects in Proterra’s products from the risk factor titled “Our limited history of selling battery systems, electrification and charging solutions, fleet and energy management systems, electric transit buses, and related technologies makes it difficult to evaluate our business and prospects and may increase the risks associated with your investment” and incorporated the requested disclosures into the risk factors titled, “If our battery systems, drivetrains, high-voltage systems, electric transit buses, charging solutions or other products that we sell fail to perform as expected and if our customer service is not effective in addressing customer concerns, our ability to develop, market and sell our products and services could be harmed” and “Defects in the materials or workmanship of our composite bus bodies could harm our reputation, expose us to product warranty or other liability claims, decrease demand for our buses, or materially harm existing or prospective customer relationships.” The Company has also moved these two revised risk factors to appear immediately below the risk factor that was the subject of the Staff’s comment on page 29 of Amendment No. 1.

Risk Factors, page 26

6.	Please revise the introductory language to indicate that the risk factors listed reflect the material factors that make an investment in the registrant or offering speculative or risky. Refer to Item 105(a) of Regulation S-K.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 28 of Amendment No. 1.

Provisions in our charter documents..., page 64

7.	We note your disclosure here that the forum provision will not apply to suits brought to enforce a duty or liability created by the Exchange Act. Please ensure that you include similar disclosure where the forum provision is referenced throughout the proxy statement/prospectus.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages xvi, 7, 67, 71, 72, 88, 125, 132, 134, 270 and 276 of Amendment No. 1.

Related Agreements, page 102

8.	It does not appear that each of the agreements referenced in this section have been attached as annexes to the proxy statement/prospectus. You may not qualify by reference to the text of agreements that have not been included with the registration statement. Please revise to disclose that all material terms have been discussed.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 105 of Amendment No. 1.

Background to the Business Combination, page 105

9.	We note your disclosure on page 106 that you were initially introduced to Proterra by one of your board members who knew Proterra’s Chief Technology Officer. Please tell us what consideration was given to the board members’ potential conflict of interest, and to what extent he or she took part in the negotiations and decision to proceed with the business combination.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure beginning on page 109 of Amendment No. 1.

10.	Please revise to include specific information with respect to the negotiation of the terms of the transaction, particularly the 0.8925 exchange ratio.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 111 of Amendment No. 1.

11.	We note your disclosure on page 107 that ArcLight terminated business combination discussions with all other targets. Please elaborate on the extent to which negotiations with the other targets progressed.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 108 through 110 of Amendment No. 1.

GOVERNING DOCUMENTS PROPOSAL D, page 128

12.	Please revise the fourth paragraph to clearly state that the exclusive forum provision in your certificate of incorporation will not apply to claims arising under the Exchange Act or Securities Act.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 132 of Amendment No. 1.

U.S. Federal Income Tax Considerations, page 145

13.	Please have counsel file a tax opinion pursuant to Item 601(b)(8) of Regulation S-K. Please revise your prospectus disclosure to provide a firm conclusion regarding treatment of the transaction under Section 368(a) and remove language stating that “generally” certain material tax consequences will apply. Please revise disclosure that the discussion is “a summary only” and revise to state that this section constitutes counsel’s opinion. Refer to Section III of Staff Legal Bulletin No. 19 for guidance.

RESPONSE:

In response to the Staff’s comment, the Company has attached as an exhibit to Amendment No. 1 a tax opinion pursuant to Item 601(b)(8) of Regulation S-K and the Company has revised the disclosure on pages 149 through 151 and 154 through 155 of Amendment No. 1.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 168

14.	We refer to your disclosures in Note 3. It appears the unaudited pro forma condensed combined financial information has been prepared under the legacy rules of Article 11 of Regulation S-X. Please be advised the amended rules to Article 11 of Regulation SX became effective on January 1, 2021 for calendar year-end registrants. In this regard, please revise your pro forma presentation to comply with the requirements under the amended rules.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 170 through 172 of Amendment No. 1.

INFORMATION ABOUT PROTERRA, page 190

15.	We note your disclosure that you have over 550 vehicles on the road across 43 states, territories and provinces spanning a wide spectrum of climates, conditions, altitudes, and terrains. We also note your disclosures regarding Proterra’s competitive strengths. Please balance this disclosure with a discussion of the challenges Proterra’s products face. For example, please disclose challenges or limitations associated with your products in different terrains and in areas with extreme high or low temperatures.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 1 through 2, 192 and 194 of Amendment No. 1.

Proterra’s Management’s Discussion and Analysis of Financial Condition and Results of

Operations

Key metrics and select financial data

Deliveries, page 215

16.	We note your disclosure with respect to your vehicle deliveries in recent periods. We note also that the image on page 213 references the sale of your 1,000th bus in 2020. Please revise to clarify the difference between vehicle sales and deliveries, and consider adding a section that specifically addresses vehicle sales.

RESPONSE:

In response to the Staff’s comment, the Company has revised the graphic on page 215 of Amendment No. 1 to remove the reference to the sale of the Company’s 1,000th bus. On page 217, the Company explains that “Vehicles delivered represents the number of buses that have been accepted by our Proterra Transit customers during a period.” Proterra recognizes revenue when a customer accepts a bus, which makes delivery the appropriate milestone to disclose.

*****

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please contact James S. Rowe of Kirkland & Ellis LLP at (312) 862-2191 or Christian O. Nagler of Kirkland & Ellis LLP at (212) 446-4660 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

ArcLight Clean Transition Corp.

By:	/s/ John F. Erhard
Name:	John F. Erhard
Title:	Chief Executive Officer

Enclosures

cc:	Marco F. Gatti (ArcLight Clean Transition Corp.)

James S. Rowe (Kirkland & Ellis LLP)

Christian O. Nagler (Kirkland & Ellis LLP)

Justin Bosworth (Kirkland & Ellis LLP)

Dawn H. Belt (Fenwick & West LLP)

Per B. Chilstrom (Fenwick & West LLP)